TerraNova Capital Equities, Inc.

Financial Statements

December 31, 2024

CONFIDENTIAL
TREATMENT
REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TerraNova Capital Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue, Suite 1402
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Gelb	212-381-7391	pgelb@terracap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Gelb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TerraNova Capital Equities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Operating Officer

[signature] March 26th, 2025

Notary Public

VITA IVANOVA
Notary Public - State of New York
NO. 01IV6414110
Qualified in Kings County
My Commission Expires Feb 16, 2029

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of TerraNova Capital Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TerraNova Capital Equities, Inc. as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TerraNova Capital Equities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TerraNova Capital Equities, Inc.'s management. Our responsibility is to express an opinion on TerraNova Capital Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TerraNova Capital Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of TerraNova Capital Equities, Inc.'s financial statements. The supplemental information is the responsibility of TerraNova Capital Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, P.A.

We have served as TerraNova Capital Equities, Inc.'s auditor since 2022.

Maitland, Florida

March 26, 2025


TerraNova Capital Equities, Inc.
Statement of Financial Condition
As of December 31, 2024

Assets


Cash	$ 284,920
Marketable Securities, at Fair Value	11
Due from Parent	4,007
Other Assets	17,615
Total Assets	**$ 306,553**


Liabilities and Stockholder's Equity


Accounts Payable	$ 116,394
Other Current Liabilities	17,666
Total Liabilities	134,060
Stockholder's Equity	
Common Stock $0.01 Par Value, 250,000 Shares authorized	
15,000 shares issued and outstanding	150
Additional paid-in capital	1,883,792
Accumulated deficit	(1,711,449)
Total Stockholder's Equity	172,493
Total Liabilities & Stockholder's Equity	**$ 306,553**


The accompanying notes are an integral part of these financial statements

1


TerraNova Capital Equities, Inc.

Statement of Income

For the Year Ended December 31, 2024

Revenues	
Advisory Fees	$ 3,639,259
Other Income	346
Unrealized Loss	(926)
Total Revenues	3,638,679
Expenses	
Commission Expense	3,166,221
Employee Compensation and Benefits	37,484
Compliance Expense	138,653
Professional Fees	40,851
Occupancy	36,573
Other Expenses	159,358
Total Expenses	3,579,140
Net Income	59,539

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2024

	Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total	
Balance on 12/31/2023	$	150	$	1,826,792	$	(1,770,987)	$	55,955
Capital Contributions				57,000				57,000
Net Income						59,539		59,539
Balance on 12/31/2024	$	150	$	1,883,792	$	(1,711,448)	$	172,494

The accompanying notes are an integral part of these financial statements


TerraNova Capital Equities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2024


Cash flow from operating activities:

Net income (loss)		$	59,539
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Unrealized Loss on Securities	$ 926		
(Increase) Decrease in:			
Receivables	23,172		
Due from Parent	(1,941)		
Other Assets	22,722		
Prepaid Expense	(14,750)		
(Decrease) Increase in:			
Accounts Payable	37,285		
Deferred Revenue	(5,000)		
Other Current Liabilities	(1,134)		
Total adjustments		61,280	
Net cash provided by (used in) operating activities:		$	120,819
Cash Flow from investing activities:			-
Cash flow from financing activities:			
Contribution from Parent	57,000		
Net cash provided by (used in) financing activities		57,000	
Net increase (decrease) in cash		177,819	
Cash at December 31, 2023		107,101	
Cash at December 31, 2024		$ 284,920	

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ 3,519	
Income taxes	$ -	

Supplemental disclosure of non-cash transactions:


The accompanying notes are an integral part of these financial statements

4


Organization

TerraNova Capital Equities, Inc. (the "Company") is a Delaware Corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. (the "Parent" or "TNCP"), a Delaware corporation.

Significant Accounting Policies

Revenue from Contracts with Clients:

The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Revenues from contracts with customers are comprised of investment banking and advisory fees and retainers from clients. The recognition and measurement of such fees is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether revenue should be presented gross or net of certain costs.

Investment banking and advisory fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction, or it the case of retainer revenue, when certain milestones are reached. The Company identifies the specific performance obligations associated with each contract with the customer and determines when that specific performance obligation has been satisfied. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation. At December 31, 2024, the Company did not have any deferred revenue.

In 2024, the Company derived $3,481,925 from success fees and $157,333 from retainers.

Customer Accounts:

The company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business requires FINRA approval.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Cash and Cash Equivalents

For the purpose of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31. 2024, the Company had no uninsured cash balances.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to

the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Warrants: Fair value as determined using the Black-Scholes option pricing model. These financial instruments are classified as Level 3 in the fair value hierarchy. As the warrants held by the Company represent shares in private companies, for which there is no established market, the Company has established a 100% valuation reserve for these assets.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Fair Value Measurements

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common Stock:	$ 11	$ -	$ -	$ 11
Warrants:			28,003	28,003
Total	$ 11	$ -	$ 28,003	$ 28,014

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers between the levels during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2024:

Beginning balance at December 31, 2023	$	414
Change in Valuation		-
Realized gains and (losses)		(414)
Ending Balance at December 31, 2024	$	-

Income Taxes:

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ (5,283)	$ (5,283)
State & Local	-	(9,139)	(9,139)
Current Deferred Benefit		(14,422)	(14,422)
Less: Valuation Allowance		14,422	14,422
Total income tax expense (benefit)	$ -	$ -	$ -

The Company has available at December 31, 2024, an unused Federal, State and Local net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income. These losses generate a deferred tax asset of approximately $341,283.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and New York tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for New York purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2024, the IRS has not proposed any adjustment to the Company's tax position.

Leases

The Company leases space on a month to month basis at an average monthly cost of $3,048. As discussed below, a portion of these costs are allocated to the Company's Parent.

In February 2016 the FASB issued ASU 2016-02, Leases - (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term.

Related Party Transactions:

The Company shares office space and administrative services with its Parent and also shares certain insurance costs and the cost of director's fees with its Parent. The Company is a party to an expense sharing agreement with its Parent, reviewed annually, whereby these and other certain expenses incurred by the Company are allocated to its Parent. The expense sharing agreement is cancelable with reasonable notice. The Company records shared expenses monthly as billed. In 2024, the charges related to office space and administrative services amounted to $21,097, while the charges related to insurance and director's fees amounted to $3,158.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Net Capital Requirement:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Securities Exchange Act of 1934, and to comparable rules of FINRA relating to net capital. Pursuant to such, the Company is required to maintain minimum net capital of $8,937 and maintain a ratio of aggregate indebtedness to net

capital that does not exceed 15:1. At December 31st 2024, the Company had net capital of $150,869. This amount exceeded such requirements for 2024 by $141,932 and its ratio of aggregate indebtedness to net capital was 0.89:1.

Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ended December 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company, and, in all cases would not have a material impact on the financial statements taken as a whole.

Subsequent Events:

The Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material subsequent events as of the date the financial statements were available to be issued, which required adjustment or disclosure.

Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and secondary market brokerage businesses. The Company's executive committee, comprised of the Company's executive chairman, president and chief operating officer, serves as the chief operating decision maker ("CODM"), which uses net revenue to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note "Net Capital Requirement"), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 56 percent of its total revenues from a single external customer in 2024.

Commitments, **Guarantees and Contingencies:**

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2024.

The Company maintains bank accounts at financial institutions. These accounts are insured by the Federal Deposit insurance Corporation ("FDIC") up to $250,000. At time during the year, cash balances held in financial institutions were in excess of FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

TerraNova Capital Equities, Inc.

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15C3-1 under the Securities Exchange Act of 1934
As of December 31, 2024

Total Equity	$	**172,493**
Deductions:		
Non-Allowable Assets:		**(21,622)**
Haircuts on Securities and Undue Concentration:		**(2)**
Net Capital		**150,869**
Minimum Net Capital Requirement:		**8,937**
Excess Net Capital	$	**141,932**
Aggregate Indebtedness	$	**134,060**

Ratio of aggregate indebtedness to net capital   0.89:1

No material differences exist between the above computation and the computation included in the company's most recently filed part IIA of Form X-17A-5 as of December 31, 2024.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.

Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to

Possession or Control of Customer Accounts for Brokers and Dealers

Pursuant to Rule 15C3-3

As of December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 but does rely on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.15c3-3 as the Company's business activities are and will remain, limited to business activities in the private placement of securities, mergers and acquisitions and consulting services. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)

For the Year Ended December 31, 2024

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of TerraNova Capital Equities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TerraNova Capital Equities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, mergers and acquisitions and consulting services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TerraNova Capital Equities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TerraNova Capital Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 26, 2025



Exemption Report
For the Year Ended December 31, 2024

TerraNova Capital Equities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; (2) mergers and acquisitions; and (3) consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TerraNova Capital Equities, Inc.

I, Peter Gelb, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Operating Officer

TerraNova Capital Equities, Inc.
420 Lexington Avenue, Suite 1402
New York, NY 10170

Member FINRA/SIPC

TerraNova Capital Equities, Inc.
Report on the SIPC 7 Annual Assessment
Pursuant to Rule 17(a)-5(e)4

For the Year Ended December 31, 2024

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of TerraNova Capital Equities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of TerraNova Capital Equities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024 Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024 Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida

March 26, 2025